August 21, 2020

VIA EDGAR CORRESPONDENCE

John Dana Brown

Attorney Advisor

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	ProShares Trust II
Amendment No. 2 to Registration Statement on Form S-3
Filed July 15, 2020
File No. 333-237993

Dear Mr. Brown:

We are writing on behalf of ProShares Trust II (the “Trust”) to respond to the Staff’s comment letter dated July 28, 2020, in connection with the Staff’s review of the above-referenced Registration Statement .

Your comments, as well, as the Trust’s responses, are set forth below.

1.

Comment: We note your response to our prior comment 2. Please revise the prospectus throughout to further explain the current methodology for the oil funds and the intended long-term change to the benchmark. In that regard: Revise the “Overview” section that begins on page 2 to clearly and plainly state that the oil funds do not currently track the Oil Subindex. In that regard, the statement on page 3 that “the performance of each Oil Fund may not correspond to two times (2x), or two times the inverse (-2x), as applicable, of the daily performance of its benchmark” suggests that the failure to track is more of a risk than an actuality.

Response: The “Overview” section, which is intended to provide a summary of each fund and its respective benchmark, has been revised to remove the referenced disclosure. In the “Overview” section investors are directed to detailed disclosure, which is captioned “Important Information about the Oil Funds” and is included in a prominent text box within the “RISK FACTORS – Correlation and Performance Risks” section, regarding the Sponsor’s modification of certain of the Oil Funds’ investment strategies beginning in late April 2020 and the average of the absolute value of the difference in the daily return of each Oil Fund (before fees and expenses) and two times (2x) or two times the inverse (-2x), as applicable, of the daily return of the benchmark since that date through July 31, 2020 appearing on page 12. Investors are also directed to detailed disclosure of the Bloomberg Commodity Balanced WTI Crude Oil Index, which is the New Crude Oil Benchmark, on pages 35-36.

2.	Comment: Please quantify how fund performance after the early July repositioning has differed from what performance would have been if the funds were still tracking the Oil Subindex.

Response: Disclosure, which is captioned “Important Information about the Oil Funds” and is included in a prominent text box within the “RISK FACTORS – Correlation and Performance Risks” section, regarding the Sponsor’s modification of certain of the Oil Funds’ investment strategies beginning in late April 2020 and the differences between the daily return of each Oil Fund compared to the daily return of its leveraged benchmark since that date through July 31, 2020 appears on page 12.

3.

Comment: Revise the disclosure on page 34 that “[a]s of the date of this Prospectus and Disclosure Document, the Oil Funds seek investment results, before fees and expenses, that correspond to two times (2x) or two times the inverse (-2x) of the daily performance of the Oil Subindex” to reflect that since April 2020 your methodology has diverged from the Oil Subindex.

Response: The referenced disclosure on page 34 has been revised as requested. In addition, a cross reference to the discussion regarding the Sponsor’s modification of certain of the Oil Funds’ investment strategies beginning in late April 2020 and the differences between the daily return of each Oil Fund compared to the daily return of its leveraged benchmark since that date through July 31, 2020 appearing on page 12 has been added.

4.

Comment: Revise the discussion “Bloomberg Commodity Balanced WTI Crude Oil Index” on page 35 to disclose the inception date of the new index and provide a 12-month contract calendar, highlighting the semi-annual weighting reset.

Response: The referenced disclosure on page 35 has been revised as requested.

5.	Comment: Add a discussion of how and over what time period you expect to roll into contracts that comprise the new index.

Response: Disclosure on pages 20 and 34 states that “The Oil Funds expect to transition their portfolios over a one or two day period in September 2020 and have exposure to WTI crude oil futures contracts comprising the New Crude Oil Benchmark at the end of such transition period.” This disclosure also appears in the Form 8-K filed by the Trust on behalf of the Oil Funds with the Securities and Exchange Commission on August 14, 2020. As previously discussed with the Staff, the timing of such transitions will be determined based on the effective date of this Registration Statement on Form S-3 (333-237993), the effective date of the

Trust’s Registration Statement on Form S-3 (333-238175), and the receipt of a clearance letter from the staff of the National Futures Association.

6.	Comment: Revise the cross reference in the last sentence on page 41 to refer to pages 12 and 20, if that is what was intended

Response: The referenced disclosure on page 41 has been revised as requested.

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We believe that the prospectus revisions reflected in pre-effective amendment no. 3 to the above-referenced Registration Statement on Form S-3 adequately address the Staff’s comments. If you or any other Staff member should have any further comments or questions regarding this filing, please contact me at (240) 497-6400. Thank you for your time and attention to this filing.

Very truly yours,

/s/ Robert J. Borzone, Jr.

ProShare Capital Management LLC

Senior Director, Counsel

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